SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ---------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             ---------------------

                         Collateral Therapeutics, Inc.
                               (Name of Issuer)
                             ---------------------

                   Common Stock, par value $0.001 per share
                        (Title of Class of Securities)
                             ---------------------

                                  193921 10 3
                                (CUSIP Number)
                             ---------------------

                                 Horst Krueger
                                General Counsel
                          Schering Aktiengesellschaft
                              Muellerstrasse 178
                                 13353 Berlin
                                    Germany
                         Telephone: (49-30) 468-1111
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                             ---------------------

                                with a copy to:
                             Mark I. Greene, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York, 10019
                            Telephone: 212-474-1000
                          ---------------------------

                                March 19, 2002
            (Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP No.         193921 10 3
------------------------------------------------------------------------------
   1  Names of Reporting Persons
      Identification Nos. of Above Persons (entities only)

      Schering Aktiengesellschaft
      I.R.S. I.D. N/A
------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]                         (b) [ ]
------------------------------------------------------------------------------
   3  SEC Use Only
------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      OO, OO
------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

      [ ]
------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      Federal Republic of Germany
------------------------------------------------------------------------------
     Number of            7    Sole Voting Power
      Shares                   0
   Beneficially          -----------------------------------------------------
   Owned by Each          8    Shared Voting Power
     Reporting                 1,584,676 + 3,562,382
    Person with          -----------------------------------------------------
                          9    Sole Dispositive Power
                               0
                         -----------------------------------------------------
                         10    Shared Dispositive Power
                               1,584,676 + 3,562,382
------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,584,676 + 3,562,382 = 5,147,058
------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)

      [ ]
------------------------------------------------------------------------------
  13  Percent of Class Represented
      by Amount in Row (11)

      11.86% +26.67% = 38.53%
------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      CO
------------------------------------------------------------------------------

CUSIP No.         193921 10 3
------------------------------------------------------------------------------
   1  Names of Reporting Persons
      Identification Nos. of Above Persons (entities only)

      Schering Berlin Inc.
------------------------------------------------------------------------------
   2  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]                         (b) [ ]
------------------------------------------------------------------------------
   3  SEC Use Only
------------------------------------------------------------------------------
   4  Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------------
   5  Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)

      [ ]
------------------------------------------------------------------------------
   6  Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
     Number of            7    Sole Voting Power
      Shares                   0
   Beneficially          -----------------------------------------------------
   Owned by Each          8    Shared Voting Power
     Reporting                 1,584,676
    Person with          -----------------------------------------------------
                          9    Sole Dispositive Power
                               0
                         -----------------------------------------------------
                         10    Shared Dispositive Power
                               1,584,676
------------------------------------------------------------------------------
  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,584,676
------------------------------------------------------------------------------
  12  Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)

      [ ]
------------------------------------------------------------------------------
  13  Percent of Class Represented
      by Amount in Row (11)

      11.86%
------------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)

      CO
------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          --------------------

          This statement relates to the common stock, par value $0.001 per share ("Collateral Common Stock"), of Collateral Therapeutics, Inc., a Delaware corporation ("Collateral"), having its principal executive offices at 11622 El Camino Real, San Diego, California 92130.

Item 2.   Identity and Background.
          ------------------------

          This statement is filed by Schering Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Schering"). The address of the principal office and the principal business of Schering is Muellerstrasse 178, 13353 Berlin, Germany. Schering is a global research-based company engaged in the discovery, development, manufacture, marketing and sale of a broad range of pharmaceutical and health care products.

          For information with respect to the identity and background of each director and executive officer of Schering, see Schedule A attached hereto.

          This statement is also filed by Schering Berlin Inc., a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of Schering ("SBI"). The address of the principal office and the principal business of SBI is 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045. SBI is a holding company whose principal business is holding stock in, and providing services to, its subsidiaries.

          For information with respect to the identity and background of each director and executive officer of SBI, see Schedule B attached hereto.

          During the last five years, none of Schering, SBI or, to the best of their knowledge, any person identified on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          SBI owns 100% of the capital stock of Schering Berlin Venture Corporation ("SB Venture"), a corporation organized under the laws of the State of Delaware. On March 19, 2002, SB Venture declared a dividend with respect to shares of its capital stock and transferred its ownership interest in 1,584,676 shares of Collateral Common Stock to SBI in payment of such dividend. On May 7, 1996, SB Venture purchased 792,338 shares of Collateral Common Stock for the aggregate amount of $2.5 million in cash from Collateral. On June 24, 1998, SB Venture purchased 792,338 shares of Collateral Common Stock for the aggregate amount of $2.5 million in cash from Collateral.

          Schering and certain stockholders of Collateral (the "Stockholders") entered into a Stockholders Agreement dated as of March 19, 2002 (the "Stockholders Agreement", the terms of which are hereby incorporated by reference), in order to induce Schering to enter into the Merger Agreement (as defined below). Pursuant to the Stockholders Agreement, the Stockholders of Collateral agreed to vote their shares, totaling 3,562,382 shares (the "Subject Shares"), representing approximately 26.67% of Collateral's issued and outstanding common stock, in favor of the Merger (as defined below).

          On March 19, 2002, Schering, European Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Schering ("Sub"), and Collateral entered into an Agreement and Plan of Merger (the "Merger Agreement", the terms of which are hereby incorporated by reference) providing for the merger of Collateral with and into Sub (the "Merger"), with Collateral surviving the Merger as a wholly owned subsidiary of Schering (the "Surviving Corporation") upon the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, as of the Effective Time (as defined in the Merger Agreement) each issued and outstanding share of Collateral Common Stock (other than Collateral Common Stock that is owned by Collateral, Schering or SBI) will be converted into the right to receive 0.1847 American depositary shares of Schering ("Parent ADSs"), each Parent ADS representing the right to receive one ordinary share, no par value, of Schering, and evidenced by one American depositary receipt.

Item 4.   Purpose of Transactions
          -----------------------

(a) - (b) SBI owns 100% of the capital stock of SB Venture. On March 19, 2002, SB Venture declared a dividend with respect to shares of its capital stock and transferred its ownership interest in 1,584,676 shares of Collateral Common Stock to SBI in payment of such dividend. The intercompany transfer was effected pursuant to internal restructurings.

          Schering required the Stockholders to enter into the Stockholders Agreement in order to induce Schering to enter into the Merger Agreement. According to the terms of the Stockholders Agreement, the Stockholders have agreed, among other things, (i) to vote all the shares of Collateral Common Stock owned by them in favor of the approval and adoption of the Merger Agreement and the Merger and against (a) any Takeover Proposal (as defined in the Merger Agreement), other than the Merger Agreement and the Merger; (b) any proposal, action or transaction, with certain exceptions, that would reasonably be expected to materially impede or delay the Merger, or materially adversely affect the Merger Agreement or the consummation of the Merger or (c) any amendment, with certain exceptions, to Collateral's Restated Certificate of Incorporation or By-laws which amendment would reasonably be expected to materially impede or delay the Merger, or materially adversely affect the Merger Agreement or the consummation of the Merger; and (ii) with certain exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares. The Stockholders Agreement terminates, in most respects, upon the earlier to occur of (x) the Effective Time (as defined in the Merger Agreement) and (y) the termination of the Merger Agreement in accordance with its terms. The name of each Stockholder and the number of outstanding shares of Collateral Common Stock held by such Stockholder and subject to the Stockholders Agreement as of March 19, 2002, are set forth on the signature pages thereto and Annex A thereto, respectively, and are incorporated herein by reference.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The directors of Sub are Horst Krueger, Wolfgang Kunze and John Nicholson. The officers of the Surviving Corporation shall be the existing officers of Sub, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

  (e)-(f) The Merger Agreement restricts Collateral from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making acquisitions, selling assets, incurring indebtedness, changing its capitalization and paying dividends and otherwise requires Collateral to operate in the ordinary course of business.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Collateral shall be amended to read as set forth in Exhibit 3 attached hereto, which is incorporated herein by reference. Upon consummation of the Merger, the By-laws of Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

  (h)-(i) Upon consummation of the Merger, the Collateral Common Stock will be delisted from the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

     (j) Other than described above, Schering currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Schering reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

  (a)-(b) As of March 19, 2002, the 1,584,676 shares of Collateral Common Stock acquired by SBI from SB Venture represented approximately 11.86% of the issued and outstanding shares of Collateral Common Stock based on Collateral's representation in the Merger Agreement that there were 13,357,492 shares of Collateral Common Stock issued and outstanding at the close of business on March 18, 2002.

          By virtue of SBI being a wholly owned subsidiary of Schering, Schering may be deemed to share with SBI the power to vote or dispose of the 1,584,676 shares of Collateral Common Stock.

          As of March 19, 2002, the shares subject to the Stockholders Agreement consisted of 3,562,382 shares of Collateral Common Stock and represented approximately 26.67% of the issued and outstanding shares of Collateral Common Stock, based on Collateral's representation in the Merger Agreement that there were 13,357,492 shares of Collateral

          Common Stock issued and outstanding at the close of business on March 18, 2002. By virtue of the Stockholders Agreement, Schering may be deemed to share with the Stockholders the power to vote or, with certain exceptions, dispose of shares of Collateral Common Stock subject to the Stockholders Agreement. However, Schering is not entitled to any rights as a stockholder of Collateral as to the shares of Collateral Common Stock covered by the Stockholders Agreement. As a result of the Stockholders Agreement and SBI's ownership of 1,584,676 shares of Collateral Common Stock, Schering may be deemed to be the beneficial owner of 5,147,058 shares, or approximately 38.53%, of Collateral Common Stock.

          Pursuant to Rule 13d-4 under the Act, Schering hereby states that this Schedule 13D shall not be deemed an admission that Schering is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the equity securities of Collateral that are subject to the Stockholders Agreement.

     (c) Except as described in this Schedule 13D, there have been no transactions in the shares of Collateral Common Stock effected by Schering, SBI or, to the best of their knowledge, any person identified on Schedule A or Schedule B, during the last sixty days.

  (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -------------------------------------------------------------

          The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1: Agreement and Plan of Merger dated as of March 19, 2002, among Schering, Sub and Collateral.

          Exhibit 2: Stockholders Agreement dated as of March 19, 2002, among
                     Schering and the Stockholders.

          Exhibit 3: Form of Certificate of Incorporation of the Surviving
                     Corporation.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 27, 2002

                                    SCHERING AKTIENGESELLSCHAFT,


                                    by: /s/ Horst Krueger
                                        ---------------------------------
                                        Name:  Horst Krueger
                                        Title: General Counsel

                                    by: /s/ Ilona Murati-Laebe
                                        ---------------------------------
                                        Name:  Ilona Murati-Laebe
                                        Title: General Counsel


                                    SCHERING BERLIN INC.,


                                    by: /s/ Wolfgang Kunze
                                        ---------------------------------
                                        Name:  Wolfgang Kunze
                                        Title: Executive Vice President,
                                               Finance and Chief
                                               Financial Officer

SCHEDULE A

                          SCHERING AKTIENGESELLSCHAFT

                                Executive Board

          Schering's business is managed by an Executive Board currently consisting of five members. Under German law, the Executive Board has management responsibility for Schering and broad authority to take actions in the name of Schering, subject to the authority expressly reserved by the German Stock Corporation Law and by Schering's Articles of Association to the shareholders or the Supervisory Board. The following list sets forth the name, present principal occupation or employment and citizenship of each member of the Executive Board. The address of the corporation or other organization in which such employment is conducted is: Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany.

Dr. Hubertus Erlen, Chairman, Executive Board
     Dr. Hubertus Erlen's country of citizenship is Germany.


Prof. Dr. Klaus Pohle, Vice Chairman, Executive Board
     Prof. Dr. Klaus Pohle's country of citizenship is Germany.


Dr. Ulrich Kostlin, Member, Executive Board
     Dr. Ulrich Kostlin's country of citizenship is Germany.


Lutz Lingnau, Member, Executive Board
     Lutz Lingnau's country of citizenship is Germany.

Prof. Dr. Gunter Stock, Member, Executive Board
     Prof. Dr. Gunter Stock's country of citizenship is Germany.

                          SCHERING AKTIENGESELLSCHAFT

                               Supervisory Board

          The Supervisory Board supervises the management of Schering by the Executive Board and has the responsibility of making whatever ongoing checks and inspections it deems appropriate and of reviewing such documents as it deems necessary or appropriate for the performance of its duties. The following list sets forth the name, business address, present principal occupation or employment and the name, address and principal business (where applicable) of the corporation or organization in which such employment is conducted and citizenship of each member of Schering's Supervisory Board.

Dr. Giuseppe Vita, Chairman
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Dr. Vita was member of the Executive Board of Schering
          Aktiengesellschaft from 1987 through 2001. Since April 2001, Dr. Vita is Chairman of the Supervisory Board of Schering
          Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Dr. Vita's country of citizenship is Italy.


Norbert Deutschmann, Vice-Chairman
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Mr. Deutschmann is Chairman of the Wedding Works Council, Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany (labor union). Mr. Deutschmann's country of citizenship is Germany.


Dr. rer. oec.  Karl-Hermann Baumann
Siemens AG
Wittelsbacherplatz 2
80333 Munich, Germany


          Dr. Baumann is Chairman of the Supervisory Board of Siemens AG, Berlin and Munich, Wittelsbacherplatz 2, 80333 Munich, Germany (technology, power, transportation). Dr. Baumann's country of citizenship is Germany.

Prof. Dr. med. Piet Borst
The Netherlands Cancer Institute
Plesmanlaan 121
1066 CX Amsterdam
The Netherlands

          Prof. Dr. Borst is Professor of Clinical Biochemistry, The Netherlands Cancer Institute, Plesmanlaan 121, 1066 CX Amsterdam, The Netherlands. Prof. Dr. Borst's country of citizenship is The Netherlands.


Dr. Mathias Dopfner
Axel Springer Verlag AG
Axel-Springer-Str. 65
10888 Berlin, Germany


          Dr. Dopfner is Chairman of the Executive Board of Axel Springer Verlag AG, Berlin, Germany, Axel-Springer-Str. 65, 10888 Berlin, Germany. Dr. Dopfner's country of citizenship is Germany.


Prof. John A. Dormandy
St. George's Hospital
London, SW 17 005
England

          Prof. Dormandy is Professor of Vascular Sciences, University of London; Director, Vascular Clinical Research Unit, St. Georges Hospital, London, SW 17 005, England. Prof. Dormandy's country of citizenship is the United Kingdom.


Joachim Elsholz
Industriegewerkschaft Bergbau, Chemie, Energie
Hauptvorstand-Verbindungsstelle Berlin
Heerstr. 61
14055 Berlin, Germany

          Mr. Elsholz is District Head of Berlin Liaison Office of Industriegewerkschaft Bergbau, Chemie, Energie,
          Hauptvorstand-Verbindungsstelle Berlin, Heerstr. 61, 14055 Berlin, Germany (labor union). Mr. Elsholz's country of citizenship is Germany.


Dr. rer. pol. Reiner Hagemann
Allianz Versicherungs-AG
Koeniginstrasse 28
80802 Munich, Germany

          Dr. Hagemann is Chairman of the Executive Board Allianz
          Versicherungs-AG, Koeniginstrasse 28, 80802 Munich, Germany (insurance business). Dr. Hagemann's country of citizenship is Germany.


Johannes Heitbaum
Schering Aktiengesellschaft
59192 Bergkamen, Germany

          Mr. Heitbaum is Vice-Chairman of the Bergkamen Works Council, Schering AG, 59192 Bergkamen, Germany (labor union). Mr. Heitbaum's country of citizenship is Germany.


Dr. h.c. Martin Kohlhaussen
Commerzbank AG
Kaiserplatz
60261 Frankfurt am Main, Germany

          Dr. Kohlhaussen is Chairman of the Supervisory Board, Commerzbank AG, Kaiserplatz, 60261 Frankfurt am Main, Germany (financial services). Dr. Kohlhaussen's country of citizenship is Germany.


Hermann-Josef Lamberti
Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main, Germany

          Mr. Lamberti is a Member of the Executive Board, Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany (financial services). Mr. Lamberti's country of citizenship is Germany.


Dr. med. Hans-Peter Niendorf
Schering Aktiengesellschaft, Berlin
13342 Berlin, Germany

          Dr. Niendorf is Head of Corporate Clinical Development Diagnostics and Radiopharmaceuticals, Schering Aktiengesellschaft, Berlin, 13342 Berlin, Germany. Dr. Niendorf's country of citizenship is Germany.


Hans-Jurgen Scheel
Schering Aktiengesellschaft, Berlin
13342 Berlin, Germany

          Mr. Scheel is Vice-Chairman of the Wedding Works Council, Schering Aktiengesellschaft, Berlin, 13342 Berlin, Germany (labor union). Mr. Scheel's country of citizenship is Germany.


Gunter Schmitt
Schering Aktiengesellschaft, Berlin
13342 Berlin, Germany

          Mr. Schmitt is a Member of the Wedding Works Council, Schering Aktiengesellschaft, Berlin, 13342 Berlin, Germany (labor union). Mr. Schmitt's country of citizenship is Germany.


Dr. rer. oec. Ulrich Sommer
Schering Aktiengesellschaft, Berlin
13342 Berlin, Germany

          Dr. Sommer is Area Manager Marketing Europe Region, Schering Aktiengesellschaft, Berlin, 13342 Berlin, Germany. Dr. Sommer's country of citizenship is Germany.


Heinz-Georg Webers
Schering Aktiengesellschaft, Berlin
59192 Bergkamen, Germany

          Mr. Webers is Chairman of the Central Works Council of Schering Aktiengesellschaft; Chairman of the Bergkamen Works Council, Schering Aktiengesellschaft, Berlin, 59192 Bergkamen, Germany (labor union). Mr. Webers' country of citizenship is Germany.

SCHEDULE B

                             SCHERING BERLIN INC.


The following table sets forth the name, business address, present principal occupation or employment and the name, address and principal business (where applicable) of the corporation or organization in which such employment is conducted and citizenship of each director and executive officer of SBI. Directors are indicated by an asterisk.


Dr. Hubertus Erlen*
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Dr. Erlen is Chairman of the Executive Board of Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Dr. Erlen's country of citizenship is Germany.


Dr. Ulrich Kostlin*
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Dr. Kostlin is a Member of the Executive Board of Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Dr. Kostlin's country of citizenship is Germany.


Prof. Dr. Klaus Pohle*
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Prof. Dr. Pohle is Vice Chairman of the Executive Board of Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Prof. Dr. Pohle's country of citizenship is Germany.


Lutz Lingnau*
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Mr. Lingnau is a Member of the Executive Board of Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Mr. Lingnau's country of citizenship is Germany.


Prof. Dr. Gunter Stock*
Schering Aktiengesellschaft
Muellerstrasse 178
13353 Berlin, Germany

          Prof. Dr. Stock is a Member of the Executive Board of Schering Aktiengesellschaft, Muellerstrasse 178, 13353 Berlin, Germany. Prof. Dr. Stock's country of citizenship is Germany.


Wolfgang Kunze*
Schering Berlin Inc.
340 Changebridge Road,
P.O. Box 1000
Montville, NJ 07045

          Mr. Kunze is Executive Vice President, Finance and Chief Financial Officer of Schering Berlin Inc., 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045. Mr. Kunze's country of citizenship is Germany.


Robert Chabora
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, NJ 07045

          Mr. Chabora is Executive Vice President, Secretary and General Counsel of Schering Berlin Inc., 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045. Mr. Chabora's country of citizenship is The United States of America.


John Nicholson
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, NJ 07045

          Mr. Nicholson is Treasurer of Schering Berlin Inc., 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045. Mr. Nicholson's country of citizenship is The United States of America.

Jorge Engel
Schering Berlin Inc.
340 Changebridge Road
P.O. Box 1000
Montville, NJ 07045

          Mr. Engel is Executive Vice President and Assistant Secretary of Schering Berlin Inc., 340 Changebridge Road, P.O. Box 1000, Montville, NJ 07045. Mr. Engel's country of citizenship is Germany.

EXHIBIT 1: Agreement and Plan of Merger dated as of March 19, 2002, among Schering, Sub and Collateral.

EXHIBIT 2: Stockholders Agreement dated as of March 19, 2002, among Schering and the Stockholders.


EXHIBIT 3:     Form of Certificate of Incorporation of the Surviving
               Corporation.